SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On March 30, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press announcing that a special shareholders meeting will be held on Sunday, April 17, 2005. Among the matters that will be considered and voted upon at the special shareholders meeting are matters related to the previously announced investment by Inspire Investments Ltd. and matters related to the restructuring of NUR’s outstanding debt. Inadvertently, the debt restructuring agreement was not enclosed as part of the proxy materials and therefore it is being attached hereto.

        The text of the press release is attached hereto as Exhibit 1. The text of the notice of special meeting of the shareholders and proxy statement is attached hereto as Exhibit 2. The text of the previously reported debt restructuring agreement entered between the Company and the lender banks is attached hereto as Exhibit 3.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated March 30, 2005

Exhibit 2.	Notice of a special general meeting of the shareholders and proxy statement

Exhibit 3.	Debt restructuring agreement

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

Date March 31, 2005

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Exhibit Index

Exhibit 1.	Press Release Dated March 30, 2005
Exhibit 2.	Notice of a special general meeting of the shareholders and proxy statement
Exhibit 3.	Debt restructuring agreement

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